Ex-99.d.3

Delaware Management Company
2005 Market Street
Philadelphia, PA 19103

October 27, 2008

Delaware Group Equity Funds III
2005 Market Street
Philadelphia, PA 19103

Re:	Expense Limitations

Ladies and Gentlemen:

      By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, Delaware Management Company, a series of Delaware Management Business Trust (the “Manager”), agrees that in order to improve the performance of Delaware Trend Fund, Delaware American Services Fund, and Delaware Small Cap Growth Fund (the “Funds”), which are series of Delaware Group Equity Funds III, the Manager shall waive all or a portion of their investment advisory fees and/or reimburse expenses (excluding any 12b-1 plan expenses, taxes, interest, inverse floater program expenses, brokerage fees, short-sale dividend and interest expenses, certain insurance costs and non-routine expenses or costs, including but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings and liquidations (collectively, “Excluded Expenses”)) in an aggregate amount equal to the amount by which the Funds’ total operating expenses (excluding any Excluded Expenses) exceed 1.16%, 1.25%, 1.46% of the average daily net assets of Delaware Trend Fund, Delaware American Services Fund, and Delaware Small Cap Growth Fund, respectively, for the period November 1, 2008 through October 31, 2009. For purposes of this Agreement, Excluded Expenses may also include such additional costs and expenses as may be agreed upon from time to time by the Funds’ Board and the Manager. Inverse floater program expenses include, but are not limited to, interest expense, remarketing fees, liquidity fees, and trustees’ fees from the Funds’ participation in inverse floater programs where it has transferred its own bonds to a trust that issues the inverse floaters.

      The Manager acknowledges that it (1) shall not be entitled to collect on, or make a claim for, waived fees at any time in the future, and (2) shall not be entitled to collect on, or make a claim for, reimbursed Fund expenses at any time in the future.

Delaware Management Company, a series of
Delaware Management Business Trust

By: /s/Philip N. Russo

Name:	Philip N. Russo
Title:	Executive Vice President
Date:	October 27, 2008

Your signature below acknowledges
acceptance of this Agreement:

Delaware Group Equity Funds III

By: /s/Patrick P. Coyne

Name:	Patrick P. Coyne
Title:	President & Chief Executive Officer
Date:	October 27, 2008